(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the financial performance, financial condition and cash flows of Alderon Iron Ore Corp. for the three-month period ended March 31, 2015. In this MD&A, “Alderon”, the “Company”, “we”, “us” or “our” mean Alderon Iron Ore Corp. and its subsidiaries and affiliates. This MD&A should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014, and is intended to supplement and complement the unaudited condensed interim consolidated financial statements and notes thereto as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014 (collectively, the “Financial Statements”). This MD&A is prepared as of May 14, 2015.

The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.

All dollar amounts in this MD&A are presented in Canadian dollars (which is the Company’s presentation and functional currency), except where otherwise indicated.

Responsibility of financial reports

Management is responsible for the preparation and integrity of financial reports, as well as for the maintenance of appropriate information systems, procedures and internal controls and for ensuring that information used internally or disclosed externally, including our Financial Statements and MD&A, is complete and reliable. The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. Our Board of Director’s Audit Committee meets with management quarterly to review the Financial Statements and the MD&A and to discuss other financial, operating and internal control matters.

Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Consequently, all comparative financial information presented in this MD&A reflects the consistent application of IFRS.

Except as otherwise indicated, Mr. Brian Penney, P.Eng., the Chief Operating Officer of Alderon and a Qualified Person, as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A.

Forward-looking information

This MD&A contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward looking information contained in this MD&A includes, but is not limited to, statements with respect to: (i) permitting time lines; (ii) the sufficiency of working capital; (iii) requirements for additional capital; (iv) development, construction and production timelines and estimates; (v) the timing of long lead equipment items; (vi) the supply of power for the Kami Project; (vii) the use of financing proceeds; (viii) the results of our Feasibility Study (as defined below), including statements about estimated future production, future operating and capital costs, construction timelines and production timelines for the Kami Property (as defined

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

below); (ix) forecasts for future expenditures; (x) the Company’s financing strategy for the development of the Kami Project, including the Senior Debt Facility (as defined below); and (xi) the statements in the “Outlook for 2015” section of this MD&A including the anticipated amount, timing and successful completion of the Senior Debt Facility and other financing for the construction of the Kami Project, the expected timeline for the commencement of construction and its duration, the negotiation and conclusion of infrastructure contracts, implementation of agreements and ongoing consultation with aboriginal groups.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this MD&A is based on certain factors and assumptions regarding, among other things, the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property (as defined below) in the short-and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, these assumptions may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information including, without limitation, the following risks and uncertainties referred to under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F (“Annual Report”) for the year ended December 31, 2014:
•	risks relating to the fact that the Company depends on a single mineral project;
•
risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property;

•	risks relating to variations in mineral resources and reserves, grade or recovery rates resulting from current exploration and development activities;
•	risks related to fluctuations in the price of iron ore as the Company’s future revenues, if any, are expected to be derived from the sale of iron ore;
•	risks related to a reduction in worldwide and specifically Chinese demand for iron ore which could result in lower prices and demand for iron ore;
•
financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the development and construction activities at the Kami Property may not be available on satisfactory terms, or at all;

•	the Company has no history of mining operations and no revenues from operations and expects to incur losses for the foreseeable future;
•	risks related to the Company relying on two customers for 100% of its expected iron ore concentrate production;

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

•	risks related to the Company obtaining various permits required to conduct its current and anticipated future operations;
•	risks related to unresolved land claims by various aboriginal groups;
•	risks related to disputes concerning property titles and interest;
•	risks relating to the ability to access rail transportation, sources of power and port facilities;
•	the Company is dependent on the support and cooperation of Hebei Iron & Steel Group Co. Ltd (“Hebei”), its partner to develop the Kami Property;
•
operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process;

•	risks related to the significant governmental regulation that the Company is subject to;
•	environmental risks;
•	reliance on key personnel;
•	risks related to increased competition in the market for iron ore and related products and in the mining industry generally;
•	risks related to potential conflicts interests among the Company’s directors and officers;
•	the absence of dividends;
•	risks related to current global financial conditions;
•	land reclamation requirements may be burdensome;
•	risks associated with the acquisition of any new properties;
•	uncertainties inherent in the estimation of mineral resources;
•	the Company may become subject to legal proceedings; and
•	risks relating to the Company’s common shares.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information, and readers should also carefully consider the matters discussed under the heading, "Risk Factors", in this MD&A and under the heading, “Risk Factors”, in the Annual Report.

Cautionary Note to investors in the United States regarding resource estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States (“U.S.”) securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Description of business and overview

Alderon is a development-stage company advancing towards production its Canadian iron ore properties, located in the province of Newfoundland & Labrador. Those properties are collectively referred to as the Kamistiatusset, or “Kami”, Property. All activities associated with the Kami Property are referred to as the Kami Project.

The Company’s common shares are listed on both the Toronto Stock Exchange (“TSX”), under the symbol “ADV”, and on the NYSE MKT LLC, under the symbol “AXX”.

The Kami Project

Alderon is focused on developing its core asset, the Kami Property, which is located next to the mining towns of Wabush and Labrador City in western Labrador, Canada. The Kami Property is surrounded by two producing mines and is within close proximity to a common carrier railway that is connected to deep sea ports with year-round access to the global market. The Company’s goal is to develop the Kami Property into a profitable mining operation and to become a producer of low-cost iron concentrate by taking advantage of the Kami Property’s strategic location and of the readily available regional infrastructure.

The following represents a brief summary of key activities, milestones and deliverables associated with the ongoing advancement of the Kami Project during the three-month period ended March 31, 2015. Information related to prior periods is included where contextualization for 2015 activities is deemed appropriate. In addition to the technical, geological and exploration-specific activities carried out on the Kami Property, the following summary presents information related to environmental, aboriginal, government and community-related efforts, as well as a brief discussion of infrastructure-related matters and initiatives.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Much of the information presented below is derived from the Company’s Technical Report, entitled Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp., (the “Feasibility Study”), dated effective December 17, 2012 and filed on January 16, 2013, on SEDAR (accessible at www.sedar.com). The information below from the Feasibility Study has not been updated from its effective date. Additional and more detailed information can be found in the Feasibility Study, as well as in the Company’s Annual Report for the year ended December 31, 2014.

Since the effective date of the Feasibility Study, certain technical and financial parameters and inputs have changed and the Company has revised the expected timing of certain key project milestones. In addition, during this period Alderon has completed detailed engineering.

Exploration and development initiatives

From January 1, 2010, through to March 31, 2015, the Company has incurred a cumulative total of $158.6 million related to the Kami Project. These costs include $65.5 million of exploration and evaluation expenditures and $5.1 million in development expenditures which have been accounted for as expenses in the consolidated statements of comprehensive loss and $88.0 million of development costs which have been accounted for as additions to mineral properties in the consolidated statement of financial position. A description of the nature of the development costs is detailed in the discussion under the heading “Consolidated statement of financial position information-Mineral properties” below.

Feasibility Study initiatives

On January 9, 2013, Alderon announced that it had received the results of the Feasibility Study on the Rose Deposit. The Feasibility Study was completed by BBA Inc. (“BBA”), located in Montreal, Quebec, Stantec Consulting Ltd. (“Stantec”), located in St. John’s, Newfoundland & Labrador, and Watts, Griffis and McOuat Limited (“WGM”), located in Toronto, Ontario. The Feasibility Study was based on a subset of the total resource and utilized the measured and indicated resources in the Rose Deposit only.

Environmental, aboriginal, government and community initiatives

Environment

The Kami Project is subject to the environmental assessment provisions of the Newfoundland and Labrador Environmental Protection Act and the Canadian Environmental Assessment Act.

On September 30, 2013, the Provincial Government announced that the Environmental Impact Statement (“EIS”) submitted by Alderon complies with the legislation as well as the EIS Guidelines and that no further work under the Provincial Environmental Assessment (the “PEA”) process was required. Subsequently, on January 10, 2014, the Government of Newfoundland and Labrador determined that the Kami Project met the requirements of Part X of the Newfoundland and Labrador Environment Protection Act and released the Kami Project from the PEA process. This marked the end of the PEA process. In compliance with the conditions of release from the PEA process, Alderon submitted their General Environmental Protection Plan, Environmental Protection Plan for Valued Environmental Components and Environmental Effects Monitoring Plan (collectively, the “Plans”) for Ministerial approval on April 16, 2014. The Plans were approved by the Minister of Environment and Conservation on May 13, 2014.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

At the Federal level, the Canadian Environmental Assessment Agency (“CEAA”) prepared its Comprehensive Study Report which presents CEAA’s analysis of the Kami Project to determine whether the Kami Project is likely to cause significant adverse environmental effects. On February 18, 2014, the Minister of Environment released the Environmental Assessment Decision which determined that the Kami Project is not likely to result in any significant negative environmental effects. This decision marked the conclusion of the Federal Environmental Assessment process. In addition, the Company received the federal Navigable Waters Protection Act Approval pursuant to subsections 5(1) and (3) of the Navigable Waters Protection Act and the federal Fisheries Act Authorization pursuant to Sections 35(2)(b) of the federal Fisheries Act.

At the municipal level, the town of Wabush (“Wabush”) and Labrador City (collectively, the “Towns”) municipal plan amendments to rezone lands within the Kami Project has been completed. The footprint of the Kami Project’s operations in Labrador is located entirely within the municipal planning areas of the Towns. The Towns published these amendments in the March 14, 2014 edition of the Newfoundland and Labrador Gazette following their registration by the Provincial Department of Municipal Affairs. These amendments were necessary to permit mineral extraction and mineral workings within the Kami Project area.

Alderon has received its Mining and Surface Leases (collectively, the “Leases”), pursuant to Sections 31 and 33, respectively, of the Mineral Act RSNL 1990, c. M-12. The Leases were registered on February 17, 2014 and signed and sealed by the Minister of Natural Resources on May 27, 2014. The Mining Lease gives the Company the exclusive rights to develop the mineral resource underlying the Kami Project. The Surface Lease provides the Company with the surface rights covering the area of the Mining Lease and areas for siting the required infrastructure incidental to the development of the mine.

Aboriginal groups

Alderon continues to actively engage with aboriginal groups as part of its initiatives to identify, understand and address any potential effects of the Kami Project on aboriginal communities and groups and their current use of land and resources for traditional purposes.

There are no treaties or settled land claims which overlap the project area. However, the Kami Property is located in an area which five aboriginal groups assert as their traditional territory: Innu Nation, NunatuKavut Community Council (the “NCC”), the Naskapi Nation of Kawawachikamach (the “Naskapi Nation”), the Innu of Matimekush-Lac John and the Innu of Uashat mak Mani-Utenam. While there are no aboriginal communities in proximity to the Kami Property, over 100 members of the NCC reside in the Towns.

The Terminal, defined and discussed below, is located within the asserted traditional territory of two aboriginal groups: the Innu of Uashat mak Mani-Utenam and the Innu of Matimekush-Lac John. Though located near Schefferville, approximately 500 km north of Sept-Îles, the Innu of Matimekush-Lac John share their ancestral territory with the Innu of Uashat mak Mani-Utenam.

Alderon is committed to the development of collaborative relationships based on mutual trust and respect with aboriginal groups whose asserted rights or interests or traditional territory may be potentially affected by the Kami Project. Consistent with that commitment, Alderon's engagement efforts with each of the five aboriginal groups commenced prior to project registration and have been ongoing since that time. These efforts include the regular and timely provision of project-related information, meetings with leadership and community residents to discuss

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

issues and concerns and offers to fund land and resource use studies and other initiatives designed to identify and mitigate or avoid any adverse effects of the Kami Project upon asserted aboriginal rights and interests. In order to enhance the positive effects of the Kami Project, Alderon has extended offers to various aboriginal groups to enter into formal arrangements which are intended to create opportunities for participation in employment, business, training and environmental monitoring and follow-up. Alderon will continue to engage with each aboriginal group throughout the life of the Kami Project, including through the provision of permit applications to each aboriginal group for review and comment and meetings with leadership and the community to provide Kami Project updates.

On June 24, 2013, the Company concluded a Community Participation Agreement (the “CPA”) with the NCC with respect to the development of the Kami Project. The CPA sets out the basic positions of each of the Company and the NCC and addresses such matters as environmental permitting, training and employment, business opportunities and community initiatives. Alderon will provide the NCC with capacity funding for the review of permits, participation in any follow-up or monitoring programs, and training initiatives. In return, the NCC will support the Kami Project and not take any action which would delay or interfere with the Kami Project. Implementation of the CPA has commenced, with parties meeting to discuss employment and business opportunities and the Company holding a procurement workshop with NCC businesses.

In January 2014, the Company and the Innu Nation entered into an Impact and Benefits Agreement (“IBA”) with respect to carrying out the Kami Project. The IBA provides for participation in the Kami Project on the part of the Innu Nation in the form of training, jobs and contract opportunities, permit review and environmental monitoring, along with providing their community with financial and socio-economic benefits over the life of the mine. The IBA also contains provisions which recognize and support the culture, traditions and values of the Innu Nation. In return, Innu Nation agrees to support the Kami Project and not take any action which would delay or interfere with the Kami Project. Implementation of the IBA is underway: an IBA Implementation Committee has been established and has met to discuss employment and business opportunities.

In March 2014, the Company entered into an agreement (the “Framework Agreement”) with the Innu of Uashat mak Mani-Utenam and the Innu of Matimekush-Lac John (collectively, “The Innu”). The Framework Agreement establishes the terms of reference for the negotiation of an IBA. Discussions are currently ongoing and The Innu have agreed not to object to the issuance of any permits or authorizations or to take any action which would delay or interfere with the Kami Project while negotiations are in progress.

The Company continues to engage with the Naskapi Nation. The parties have been engaged in the negotiation of a community benefits agreement. The draft agreement addresses training and employment, business opportunities and environmental monitoring. If the agreement is concluded, the Naskapi Nation will agree to support the Kami Project and not to take any action which would delay or interfere with the Kami Project.

Government and community relations

Alderon is committed to operating within a sustainable development framework. A key principle of sustainable development is to consult with stakeholders who may have an interest in or be affected by the Kami Project in order to build and maintain positive, long-term and mutually beneficial relationships.

On January 21, 2014, the Company entered into an agreement (the “LC Agreement”) with respect to the development of the Kami Project. Under the terms of the LC Agreement, the Company will pay to Labrador City

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

an annual grant-in-lieu of municipal taxes on the Kami Project mining operations that will be located in the Municipal Planning Area of Labrador City. Payments under the LC Agreement will commence after initial production occurs at the Kami Project.

On March 25, 2014, the Company signed a grant-in-lieu of Municipal Taxes Agreement (the “Wabush Agreement”) with respect to the development of the Kami Project. Under the terms of the Wabush Agreement, the Company will pay to Wabush an annual grant-in-lieu of municipal taxes on the Kami Project mining operations that will be located within the municipal boundaries of Wabush. The Company will also provide a capital projects disbursement to Wabush, with the funds going towards required infrastructure needs. Payments under the Wabush Agreement will commence after initial production occurs at the Kami Project.

On May 27, 2014, Alderon signed a benefits agreement with the Province of Newfoundland and Labrador (the “Provincial Agreement”) which covers the life of the Kami Project and sets out employment, procurement and training benefits. Under the terms of the Provincial Agreement, Alderon has committed to provide full and fair opportunity and first consideration for provincial residents and suppliers. The Company has also agreed to establish an education and training fund commencing after the Kami Project achieves commercial production.

In June 2014, the Company concluded purchase and sale agreements with twenty-three cabin owners. The cabins purchased were identified as being directly impacted by the Kami Project and such, the Company negotiated purchase and sale agreement with each of the identified cabin owners. Payments for these cabins totalled $1.2 million as at March 31, 2015.

Alderon continues to actively engage all stakeholders and aboriginal groups to ensure an efficient and timely completion of any required permit to develop the Kami Project.
Infrastructure

Port infrastructure

As noted above, the Kami Property is in close proximity to a transportation network that will enable the Company to access a deep sea port, from which Alderon will dispatch iron ore concentrate to international customers. As part of the construction to support the Kami Project, Alderon will build a facility in Pointe-Noire, Quebec for receiving, unloading, stockpiling and reclaiming concentrate for ship loading (the “Terminal”).

On July 13, 2012, the Company entered into an agreement with the Sept-Îles Port Authority (the “Port Authority”) to secure usage of a new multi-user deep water dock facility that the Port Authority is constructing (the “Port Agreement”). Pursuant to the Port Agreement, Alderon has reserved an annual capacity of 8.0 million tonnes of iron ore that Alderon can ship through the Port of Sept-Îles (the “Port”). Construction on the new multi-user dock facility by the Port Authority is progressing with construction scheduled to wrap up during the summer of 2015.

Per the Port Agreement, the total initial commitment paid by the Company was $20.5 million (the “Buy-in Payment”), which constitutes an advance on Alderon’s future shipping fees. The Buy-in Payment will be reimbursed to the Company via a discount that will be applied to shipping fees to be billed by the Port Authority once Alderon’s usage of the multi-user facility commences. Once the new multi-user dock facility is operational, the Company will have a take or pay obligation based on a discounted rate applied on 50% of the 8.0 million tons minimum annual shipping capacity, payable even if Alderon does not use the facilities. The Port Agreement includes a base fee schedule for wharfage and equipment fees for iron ore loading for Alderon’s shipping

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

 operations. The term of the Port Agreement is 20 years from the date of the Port Agreement, with the option to renew for further five year terms, up to a maximum of four renewals.

On April 2, 2014, the Company announced the commencement of preliminary work for the Terminal. Specifically, the tree cutting has been completed at the Terminal, which will be built for receiving, unloading, stockpiling and reclaiming concentrate for ship loading. The Terminal will consist of a railcar unloading stub track, a single rotary car dumper, a concentrate storage yard with stacker-reclaimer and interconnecting conveyor systems. Two of the most critical pieces of the material handling system for the Kami Project, the car dumper and the stacker-reclaimer, have already been ordered, as discussed below under the heading “Site infrastructure and equipment”.

Rail infrastructure

The Kami Project is in close proximity to an established rail network that currently services other operating mining operations in the region. In April 2012, Alderon initiated preliminary tariff negotiations with Quebec North Shore & Labrador (“QNS&L”) and Chemin de Fer Arnaud (“CFA”). Alderon’s base case for the Feasibility Study is to use these two rail operators to transport its iron ore concentrate from the Kami Project to the Port. Tariffs are expected to be within industry norms. The Company has had discussions with QNS&L and CFA in order to negotiate rail transportation tariffs. No agreement has been concluded to date, however, as they are common carriers, the railways are obligated by law to haul third party shipments.

Power supply

Although low cost power from a major hydroelectric facility at Churchill Falls to the east of the Kami Property is currently transmitted into the region for the existing mining operations, the current availability of additional electric power on the existing infrastructure in the region is constrained by the transmission infrastructure.

In February 2014, the Government of Newfoundland and Labrador confirmed that it would proceed with the construction of a third transmission line from Churchill Falls to Labrador West (the “New Transmission Line”). Nalcor Energy (“Nalcor”) had previously confirmed that it would be able to supply power to the Kami Project but the New Transmission Line is necessary to ensure there is enough transmission capacity to deliver the power to the Kami Project.

On February 19, 2014, the Company entered into a Power Purchase Agreement (“PPA”) with Newfoundland and Labrador Hydro (“NLH”), a subsidiary company of Nalcor, pursuant to which NLH agrees to sell electrical power and energy to the Company. Power will be provided based on a rate schedule in line with the Labrador Industrial Rates Policy published in December 2012. The Company also agreed, pursuant to the terms of a security agreement with NLH (the “NLH Security Agreement”) to provide security for its commitment to begin purchasing electrical power under the terms and conditions of the PPA once the Kami Project is commissioned. Under the terms of the NLH Security Agreement, the Company has agreed to provide a total of $65.0 million in security deposits that will each take the form of a letter of credit that will be released to the Company once the Kami Project is interconnected to the electrical system as contemplated under the PPA, and has been commissioned and the Company has loaded saleable product produced from the Kami Project in two consecutive months.

The first security deposit in the amount of $21.0 million was paid on the signing of the NLH Security Agreement. The remaining $44.0 million in security deposits will be provided to NLH at such time as NLH can reasonably demonstrate that it has additional existing and pending commitments for such amount to construct the New

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Transmission Line. NLH is required to provide sufficient advance notice of the timing and amounts of additional security deposits.

On October 2, 2014, the Company reported that NLH has cleared 20 kilometers in preparation for the installation of the New Transmission Line but has halted construction of the New Transmission Line. Construction of the remaining portion of the New Transmission Line will proceed once the Company secures its project financing for the Kami Project (as discussed below under the “Corporate activities-Debt financing” heading). As noted above, Alderon provided an initial security deposit in the amount of $21.0 million to NLH and all of the New Transmission Line costs incurred to date are covered by this security deposit.

Site infrastructure and equipment

Alderon has placed orders for the autogenous (“AG”) and ball mills for the Kami Project. The AG and ball mills are the key processing equipment in the proposed concentrator as described in the Feasibility Study. Specifically, an order has been placed with Metso Minerals Canada (“Metso”) for the supply of the AG and ball milling systems. Additionally, the AG and ball mill drive systems were awarded to General Electric which complement the mills that were ordered from Metso. The AG mill, which is 36 ft. in diameter and 23 ft. long, the largest diameter commonly used in pinion driven systems, has a 15 megawatt (MW) power rating. The ball mill is 22 ft. in diameter and 41 ft. long having a 10 MW rating. As of March 31, 2015, the AG and ball milling systems are ready for shipment to site.

In February 2014, Alderon finalized orders for two critical pieces of its material handling system for the Terminal. An order has been placed with Metso for the supply of the rotary car dumper and the stacker-reclaimer will be acquired from Sandvik AB. The Company has not yet released the rotary car dumper and stacker-reclaimer for fabrication, and will schedule this with Metso and Sandvik AB once the Company’s financing plan (as discussed below under the “Corporate activities-Debt financing” heading) is completed.

On June 11, 2014, the Company signed a Life Cycle Services Agreement with Metso, which will provide ongoing maintenance services with respect to all mechanical maintenance of equipment located in the Kami Project’s processing area.

Corporate activities

Strategic investment from Hebei (the “Strategic Investment”)

On March 15, 2013, Hebei and Alderon completed the Strategic Investment in which Hebei contributed $119.9 million (the “Initial Investment”) into The Kami Mine Limited Partnership (“The Kami LP”) for 25% interest in the Kami Project and Alderon contributed the Kami Property and its related assets into The Kami LP for 75% interest in the Kami Project. Alderon and Hebei are required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests. However, Hebei’s further contributions to The Kami LP will depend upon the amount of aggregate proceeds received as project debt financing and will not exceed $220.0 million.

Engineering Procurement and Construction Management (“EPCM”) services agreement

A formal, comprehensive EPCM services agreement (the “EPCM Agreement”) with WorleyParsons Canada Services Ltd. (“WorleyParsons”) was executed effective April 30, 2013. On June 30, 2014, the Company

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

announced that it had completed the required pre-construction engineering on the Kami Project and as such has temporarily suspended any further work by WorleyParsons. Alderon’s internal project team has taken over the management of all works in progress to continue advancing the Kami Project in preparation for the start of construction, once the Company’s financing plan (as discussed below) is completed. It is likely that the temporary suspension of WorleyParsons will result in certain demobilization costs to be incurred and charged to the Company in accordance with the terms of the EPCM Agreement. As at March 31, 2015, the Company has estimated an accrual of $3.3 million in demobilization costs. The actual amount to be incurred is a function of the duration of delay, actual costs incurred and commitments entered into by WorleyParsons, and adjustments to the estimate will be recorded in future periods as necessary.

Independent contractor agreement

Alderon engaged a contractor under an agreement (the “Contractor Agreement”) pursuant to which the contractor was engaged to provide financial, management and business consulting services to the Company. On November 12, 2014, the Company and the contractor agreed to terminate the Contractor Agreement and settle all outstanding fees and expenses under the Contractor Agreement in exchange for the issuance of 1,990,049 common shares of Alderon.

Debt financing

Alderon is pursuing a financing strategy for the Kami Project based on a combination of an up to US$1.0 billion senior debt facility (the “Senior Debt Facility”), other debt options, equipment financing, and equity. In order to provide flexibility and maximize its financing options, Alderon intends to pursue the Senior Debt Facility and its other debt options in parallel, and is targeting a total debt financing amount of up to US$1.0 billion. There can be no assurance that the Company will successfully conclude the Senior Debt Facility or any of its financing strategy.

Convertible debt

On February 24, 2014, Liberty Metals & Mining Holdings, LLC (“Liberty”) provided a loan (the “Liberty Loan”) to the Company in the amount of $22.0 million. $21.0 million of the gross proceeds of the Liberty Loan was used to fund the first security deposit that is required by NLH in connection with the construction of the New Transmission Line. The remaining $1.0 million was used for working capital purposes, including for the payment of the establishment fee and transaction costs. Commencing 12 months after the issuance of the Liberty Loan, the principal amount of the Liberty Loan and any accrued but unpaid interest, become convertible at Liberty’s option into the Company’s common shares at a conversion price equal to $2.376 per common share. The Liberty Loan is secured with a mortgage over the Kami Project and bears interest at a rate of 8% per annum, payable on June 30th and December 31st of each year. An establishment fee of 1.5% was paid to Liberty in connection with the Liberty Loan. The Company has the option to prepay the entire balance of the Liberty Loan, at a premium of a 20% internal rate of return to Liberty. The maturity date of the Liberty Loan is December 31, 2018.

On December 8, 2014, Alderon and Liberty amended the Liberty Loan (the “Amended Note”). Liberty agreed to defer the payments of the interest due on December 31, 2014 and June 30, 2015. The deferred interest was added to the principal amount of the Liberty Loan and is subject to interest in accordance with the terms of the Amended Note. In consideration of such deferral, Liberty is to be issued on each deferred interest payment date a number of warrants determined by dividing the interest payable by a dollar amount equal to a 10% premium to the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

prior to the applicable interest payment date. The Company issued to Liberty 1,987,083 warrants with an exercise price of $0.4465 on December 31, 2014.

Letters of credit

In addition to the first security deposit paid on the signing of the NLH Security Agreement, on March 14, 2014, the Company issued a letter of credit for $967,011 in favour of Fisheries and Oceans Canada (“DFO”) in relation to the DFO’s monitoring of the Kami Project. The letter of credit expires on March 13, 2016.

Cash conservation program

On December 9, 2014, the Company announced a cash conservation program (the “Program”) designed to allow it to maintain sufficient liquidity during the advancement of its financing plan. The Program includes an interest deferral agreement with Liberty as discussed above, voluntary partial payment deferrals with equipment vendors for work completed to date, workforce reductions and the implementation of the DSU Plan for Directors in place of cash director fees as discussed below under the “Consolidated statement of financial position information-DSU liability” heading.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Results of operations

Consolidated statements of comprehensive loss information

	Three months ended March 31,
	2015	2014
	$	$

Operating expenses
General and administrative expenses	1,753,541	2,321,821
Development expenses	1,010,109	-
Environmental, aboriginal, government and community expenses	15,742	-
	2,779,392	2,321,821

Loss from operations	(2,779,392)	(2,321,821)

Finance income	154,184	363,507
Finance costs	(636,324)	-
Net finance (cost) income	(482,140)	363,507

Net loss and comprehensive loss	(3,261,532)	(1,958,314)

Attributable to:
Owners of the parent	(1,630,115)	(1,234,062)
Non-controlling interest	(1,631,417)	(724,252)
	(3,261,532)	(1,958,314)
Net loss per share
Basic and diluted	(0.01)	(0.01)
Weighted average number of shares outstanding
Basic and diluted	132,134,061	130,144,167

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

General and administrative expenses

Comparative general and administrative expenses, by nature of expenditure, are summarized below:
	Three months ended March 31,
	2015	2014
	$	$

Salaries, wages and benefits	772,460	824,474
Legal, professional and consulting costs	506,746	530,855
Rent and facilities	132,423	194,667
Share-based compensation	60,436	179,544
Travel costs	21,256	141,411
Investor relations costs	700	129,224
Other costs	259,520	321,646
	1,753,541	2,321,821

During the three-month period ended March 31, 2015, our general and administrative expenses decreased by $0.6 million, as compared to the same period in 2014.

The primary reason for the decrease is due to the implementation of the Program as discussed above under “Corporate activities- Cash conservation program” heading. The Program has decreased all of the Company’s expenditures, most notably investor relations costs ($0.1 million) and travel costs ($0.1 million). In addition, share-based compensation costs were ($0.1 million), which in turn is due to the lower degree of vesting associated with stock options granted in prior periods.

It is our expectation that, consistent with the Program, total general and administrative expenses will be at lower levels for the year ending December 31, 2015, as compared to the year ended December 31, 2014, excluding the impact of share-based compensation costs, which in turn depend on a number of unknown or currently inestimable factors, including the number of options that will be granted in future periods and any changes to parameters or judgments applied to the option pricing model used to calculate the underlying fair value of awards.

Development expenses

Comparative development expenses, by nature of expenditure, are summarized below:
	Three months ended March 31,
	2015	2014
	$	$

Professional services and consulting costs	513,272	-
Salaries, wages and benefits	402,900	-
Other costs	93,937	-
	1,010,109	-

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

The Company started to capitalize costs that are directly attributable to the Kami Project as of February 1, 2013, which coincided with the release of the Feasibility Study. In general, the Company stopped capitalizing development costs as of November 15, 2014, which coincided with the implementation of the Program, as discussed under the “Corporate activities-Cash conservation program” heading. Therefore, Kami Project costs incurred after November 15, 2014, have been recorded as development expenses in Alderon’s operating expenses.

For the three month period ended March 31, 2015, development costs consist primarily of the Kami Project team’s salaries ($0.4 million) and direct consultant compensation ($0.1 million). These costs have been incurred to advance the Kami Project in preparation for the start of construction. In addition, the Company has incurred $0.3 million for the shipment and storage the AG and ball milling systems.

Quarterly consolidated results of operations information

As shown below, our loss from operations for the three-month period ended March 31, 2015, amounted to $2.8 million, as compared to $2.3 million for the three-month period ended March 31, 2014. The quarter-over-quarter increase is due to the Company generally expensing development costs incurred during the quarter ($1.0 million), as noted above. This increase is slightly offset by the quarter-over-quarter decrease in our general and administrative expenses ($0.6 million), as compared to the same period in 2014. The main reasons for this decrease is due to the implementation of the Program as discussed under the “Corporate activities-Cash conservation program” heading above.

The net operating expenditure increases discussed above largely explain the increase in net loss and comprehensive loss attributable to owners of the parent, which increased to approximately $1.6 million for the three-month period ended March 31, 2015 from approximately $1.2 million for the three-month period ended March 31, 2014.

Selected quarterly consolidated results of operations information include the following:

	Quarters ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	$	$	$	$
Loss from operations	(2,779,392)	(2,649,480)	(2,358,146)	(5,118,803)
Net loss and comprehensive loss attributable to owners of the parent	(1,630,115)	(1,813,979)	(1,196,462)	(3,591,049)
Net loss per share
Basic and diluted	(0.01)	(0.01)	(0.01)	(0.03)

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

	Quarters ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
	$	$	$	$
Loss from operations	(2,321,821)	(2,443,601)	(3,272,972)	(2,738,072)
Net loss and comprehensive loss attributable to owners of the parent	(1,234,062)	(1,555,697)	(2,250,753)	(1,605,431)
Net loss per share
Basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)

Net loss per share is based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal year-to-date net loss per share.

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends. As such, quarterly results cannot be interpreted as being indicative of future expectations, results of operations or net loss per share. As noted above, the Company’s loss from operations and net loss and comprehensive loss has remained consistent quarter upon quarter notwithstanding, the three-month period ended June 30, 2014.

The loss from operations and net loss and comprehensive loss for the three-month period ended June 30, 2014 was largely attributable to the demobilization costs incurred ($3.3 million) and discussed above under the “Corporate activities-EPCM services agreement” heading.

Consolidated statement of financial position information

	As of March 31, 2015	As of December 31, 2014
	$	$
Cash	17,608,035	21,442,903
Restricted short-term investments	21,967,011	22,202,011
Receivables and other current assets	3,801,212	3,561,113
Mineral properties	176,655,019	176,574,918
Property, plant and equipment	28,640,996	27,250,606
Long-term advance	20,465,016	20,465,016
Total assets	269,137,289	271,496,567

Total current liabilities	9,614,770	9,536,928
Convertible debt	19,476,886	18,852,378
Deferred share unit liability	232,942	131,500
Equity attributable to owners of the parent	187,807,179	189,365,832
Non-controlling interest	51,978,512	53,609,929
Total liabilities and equity	269,137,289	271,496,567

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Cash

As noted below under the heading “Liquidity and capital resources”, cash decreased by $3.8 million for the three-month period ended March 31, 2015, due largely to the cash used in operating activities and the additions to mineral properties.

Restricted short-term investments

Restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities as noted above under the heading “Corporative activities-Letters of credit”. Such short-term investments must remain on deposit as long as the letters of credit are outstanding.

Mineral properties
	Acquisition costs	Development costs	Share-based compensation costs capitalized	Interest capitalized	Depreciation capitalized	Total
	$	$	$	$	$	$

Balance – January 1, 2014	88,668,710	49,576,480	386,958	-	13,674	138,645,822
Additions during the period	-	36,090,496	108,465	1,694,823	35,312	37,929,096
Balance – December 31, 2014	88,668,710	85,666,976	495,423	1,694,823	48,986	176,574,918

Additions during the period	-	80,101	-	-	-	80,101
Balance –March 31, 2015	88,668,710	85,747,077	495,423	1,694,823	48,986	176,655,019

As discussed above, Alderon started to capitalize development costs incurred in relation to the Kami Project as of February 1, 2013. In general, the Company stopped capitalizing development costs as of November 15, 2014, which coincided with the implementation of the Program, as discussed under the “Corporate activities-Cash conservation program” heading.

Development costs capitalized to mineral properties will only increase significantly once the Company’s financing plan is in place and the Company commences construction of the Kami Project.

Property, plant and equipment

As at March 31, 2015, property, plant and equipment relate primarily to advances made ($23.3 million) to suppliers for key processing and material handling equipment, as discussed above under the “Infrastructure-Site infrastructure and equipment” heading. In addition, the Company has accrued in short-term liabilities $4.9 million owing to these suppliers.

Long-term advance

As discussed above under the heading “Infrastructure-Port infrastructure”, the long-term advance of $20.5 million relates to the Buy-in Payment per the Port Agreement.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Current liabilities

Current liabilities, comprised of payables and accrued liabilities and amounts due to related parties increased slightly ($0.1 million) since December 31, 2014. This increase is due to additional equipment costs accrued by the Company ($1.5 million), as noted above under the “Property, plant and equipment” heading. As noted under the “Corporate activities-EPCM services agreement” heading above, the Company has temporarily suspended any further work by WorleyParsons. This has led to a decrease in accrued development costs ($0.4 million), trade accounts payable ($0.3 million) and other accrued liabilities ($0.2 million). In addition, the implementation of the Program has led to a decrease in accrued salaries and benefits and accrued legal and professional expenses ($0.2 million).

Convertible debt

As discussed above under the “Corporate activities-Convertible debt” heading, the Company entered into the Liberty Loan which amounted to $22.0 million ($21.7 million, net of $0.3 million transaction costs). The Liberty Loan is a compound instrument composed of both a debt component and an equity component. The equity component is due to the embedded derivatives identified in the agreement that come in the form of the convertible debentures holders’ conversion option and the Company’s early repayment option. Management has determined that the fair value of the debt component at inception was $18.3 million, with the residual value of $3.4 million allocated to the equity component.

As discussed above under the “Corporate activities-Convertible debt” heading, Alderon and Liberty amended the Liberty Loan. The Company issued to Liberty 1,987,083 warrants, with an exercise price of $0.4465 on December 31, 2014 and will issue additional warrants on June 30, 2015. The cost of these warrants ($0.8 million) was accounted for as additional financing costs of the Liberty Loan. The Company will use an effective interest rate of 13.3% to accrete the debt component of the Amended Note up to the principal amount at maturity. Accretion charges during the three-month period ended March 31, 2015 totaled $0.6 million.

Deferred share unit (“DSU”) liability

The Company has in place a program (the “DSU Plan”) whereby Directors are issued DSUs, which vest immediately, are equivalent in value to a common share upon issuance of the Company and are settled in cash. As of October 1, 2014, under the DSU Plan, Directors have the option to convert 25, 50, 75 or 100 percent of their annual director fees into DSUs. To support the Program the Directors have agreed to convert 100 percent of their annual director fees into DSUs as of September 30, 2014. As of March 31, 2015, Alderon has issued 727,944 DSUs to directors of the Company. DSUs can only be redeemed following departure from the Company in accordance with the terms of the DSU Plan.

Equity attributable to owners of the parent

Equity attributable to owners of the parent has decreased by $1.6 million since December 31, 2014. This decrease is primarily related to the net loss and comprehensive loss totaling $1.3 million for this period. No distributions or cash dividends were made or declared during the three-month period ended March 31, 2015.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Non-controlling interest

Non-controlling interest represents Hebei’s 25% interest in the equity of the Company’s less than wholly-owned affiliate, The Kami LP, and is classified as a separate component of equity. On initial recognition, non-controlling interest, which represents Hebei’s $119.9 million contribution into The Kami LP, was measured at fair value. Changes in the Company’s ownership interest in The Kami LP that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest decreased by $1.6 million during the three-month period ended March 31, 2015.

Liquidity and capital resources

Consolidated statements of cash flows information

As of March 31, 2015, the Company had cash of $17.6 million, as compared to $21.4 million as of December 31, 2014, and a working capital surplus (total current assets less total current liabilities) of $33.7 million, as compared to $37.7 million as of December 31, 2014.

The decrease in cash during the three-month period ended March 31, 2015 was most impacted by the net cash used on operating expenditures, as discussed above under the heading “Results of operations”.

Changes in cash and cash equivalents during the three-month period ended March 31, 2014 were impacted by the net cash proceeds received in connection with Liberty Loan and the net cash used on operating expenditures, as discussed above under the heading “Results of operations”. In addition, the Company had incurred significant development costs during the three-month period ended March 31, 2014, which impacted the cash used in investing activities.

The impacts of all the activities noted above are summarized below.

	Three-month period ended March 31,
	2015	2014
	$	$
Net cash used in operating activities	(3,074,403)	(3,227,799)
Net cash used in investing activities	(760,465)	(38,175,937)
Cash flows from financing activities:
Proceeds received on the issuance of the Liberty Loan, net of transaction costs	-	21,670,000
Net cash provided by financing activities	-	21,670,000

Net change in cash and cash equivalents	(3,834,868)	(19,733,736)

Cash and cash equivalents at the beginning of the period	21,442,903	95,366,039

Cash and cash equivalents at the end of the period	17,608,035	75,632,303

Cash used in operating activities for the three-month period ended March 31, 2015 represents our net loss and excludes the impact of any non-cash transactions, such as the recording of accretion charges on the Amended Note ($0.6 million), DSU compensation costs ($0.1 million) and share-based compensation costs (which amounted to $0.1 million and $0.2 million during the three-month periods ended March 31, 2015 and 2014,

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

respectively). Additionally, net cash used in operating activities reflects any changes in components of working capital, such as receivables and payables, which fluctuate in a manner that does not necessarily reflect predictable patterns for the overall use of cash, the generation of which depends almost entirely on sources of external financing to fund our evaluation and development initiatives and other expenses.

During the three-month period ended March 31, 2015, cash used in investing activities decreased by $37.4 million, as compared to the same period in 2014. Investing activities primarily represents changes in restricted short-term investments, cash development costs that have been capitalized and advances made to suppliers of equipment. The quarter-over-quarter decrease is primarily due to the letters of credit ($22.2 million) that were required in 2014, as discussed above under the heading “Corporative activities-Letters of credit” and the decrease in cash disbursements made on capitalized development costs ($11.2 million) due to the Company ceasing the capitalization of development costs as of November 15, 2014, as discussed in the “Consolidated statement of financial position information” section of this MD&A. In addition, the Company did not make any additional advances to equipment suppliers during the three-month period ended March 31, 2015 ($3.7 million during the three-month period ended March 31, 2014).

As at March 31, 2015, $11.5 million of cash is held by The Kami LP which is the remaining amount of the Initial Investment. Under the terms of the agreements with Hebei, Alderon has agreed that the proceeds from the Initial Investment would be used solely for Kami Project related expenditures. As a result, Alderon is restricted from transferring this cash from The Kami LP to the parent company (Alderon Iron Ore Corp.). Currently this restriction does not have an effect on Alderon’s ability to meet its short- to medium-term obligations as Alderon held $6.1 million of cash as at March 31, 2015; however, Alderon will need to obtain additional financing at the parent company level in the future. See below under the headings, “Financial instruments and risk management-Liquidity risk” and “Risk factors”.

To date, the Company has not recorded any revenues from operations, has no source of operating cash flow and no assurance that additional funding will be available to it for further development of the Kami Project. The Company has $17.6 million in cash. The Company currently does not have sufficient financial resources to cover all of its planned commitments for the coming year and as a result, it has split its purchase orders for equipment into two phases, engineering and manufacturing. Advances for engineering have been paid in full while commitments for manufacturing and fabrication, estimated at $8.1 million for the next twelve months and $23.0 million for the following 12 months, remain contingent upon the Company issuing to its suppliers a notice to proceed following successful completion of its financing plan.

In addition, the Company is committed to paying its net amounts payable ($8.3 million), as at March 31, 2015, necessary general and administrative costs through 2015 and into 2016 which are projected at approximately $6.0 million over the next twelve months, and $1.4 million in contractual obligations as at March 31, 2015 (in relation to the interest on the Liberty Loan and operating lease obligations).

The Company could be required to advance up to $44.0 million to NLH as of a date to be determined to support continued construction of the New Transmission Line by the utility. However, as discussed under the “Infrastructure-Power supply” heading, NLH has halted construction of the New Transmission Line. Construction of the remaining portion of the New Transmission Line will proceed once the Company secures its project financing for the Kami Project.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Despite the actions taken by the Company, these conditions and events indicate material uncertainties that cast doubt upon the Company’s ability to continue as a going concern. The Company has plans in place and is seeking to arrange the necessary funds in order to cover these obligations. While the Company has been successful in the past in obtaining necessary funds on terms acceptable to the Company, there is no assurance that such funds will be available in the future. If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in the consolidated financial statements.

As discussed in the “Outlook for 2015” section below, the Company does not currently have sufficient resources to fund the construction of the Kami Project. In order to obtain the necessary funds the Company plans to conclude the Senior Debt Facility and issue equity instruments as discussed further in the section below. The Company will not be able to commence the construction of the Kami Project until the funds are obtained.

Outlook for 2015

As noted above under the “Corporate activities” heading, the Company has completed the required pre-construction engineering on the Kami Project and is ready for construction. Due to the decrease in the market price of iron ore, the completion of the financing plan has taken longer than anticipated. The delay in the completion of the financing has led to the Company implementing the Program which will allow it to maintain sufficient liquidity while it continues to advance its financing plan. During the remainder of 2015, the Company will focus on completing the financing for the construction of the Kami Project, including moving forward with the process of securing the Senior Debt Facility and thereafter issuing equity instruments. If the market price of iron ore remains at current levels, the Company expects to have additional delays in completing its financing plan.

As previously disclosed, Alderon intends to commence construction of the Kami Project when the Company’s financing plan is successfully completed, including the closing of the Senior Debt Facility. The delay in the completion of the financing plan has resulted in the delay of the commencement of construction from the Company’s prior forecasts. If and when the Company successfully completes its financing plan, and following tree clearing, full-scale construction will commence and is expected to take 26 months for completion, including pre-operational verifications, hot commissioning and handover to mine operations team.

Alderon has already concluded agreements for key infrastructure requirements of port access and power supply. During the remainder of 2015, Alderon will also continue to advance discussions with QNS&L and CFA towards an agreement on rail transportation tariffs, however, as noted above under the heading “Infrastructure-Rail infrastructure”, the railways are common carriers and therefore, they are obligated by law to haul third party shipments.

Alderon will continue to implement the provisions of the agreements agreed to with the Innu Nation and the NunatuKavut and will continue its ongoing consultation efforts with the Québec communities of Uashat mak Mani-Utenam, Matimekush-Lac John and the Naskapi Nation.

Outstanding share data

As of May 14, 2015, there were 132,134,061 common shares issued and outstanding, 9,860,000 stock options outstanding, 9,912,451 common shares issuable on the conversion of the principal amount of the Liberty Loan and 1,987,083 warrants outstanding.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Related party transactions

A related party is any person, including close members of that person’s family, or entity that has significant influence over the Company. Related parties also include members of our key management personnel—namely, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any director (whether executive or otherwise) of the Company. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control over those policies. Significant influence may be gained by share ownership, statute or agreement.

A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”), as well as any Vice Presidents reporting directly to a Corporate Executive Board member or officer, acting in that capacity.

Remuneration attributed to key management personnel can be summarized as follows:

	Three-month period ended March 31,
	2015	2014
	$	$
Short-term benefits*	573,674	893,335
Share-based compensation	154,666	165,586
Incentive compensation other than share-based compensation	-	407,934
	728,340	1,466,855

*	includes base salaries, pursuant to contractual employment or consultancy arrangements, cash Directors’ fees, applicable payroll taxes and other non-post-retirement benefits.

Other related parties

King & Bay West Management Corp. (“King & Bay”): King & Bay is an entity that is owned by Mark Morabito, the Executive Chairman of the Company’s Board of Directors. King & Bay provides certain administrative, management, geological, legal and regulatory, corporate development, information technology support and corporate communications services to the Company. These services are provided to the Company on an as-needed basis and are billed based on the cost or value of the services provided to the Company. The amount set out in the table below represents amounts paid to King & Bay for the services of King & Bay personnel and for overhead and third party costs incurred by King & Bay on behalf of the Company.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Liberty: Liberty is a significant shareholder of the Company and is entitled to a representative on Alderon’s Board of Directors. During the year ended December 31, 2014, Liberty provided the Company with the Liberty Loan that was used to fund the first security deposit that is required by Nalcor in connection with the construction of the New Transmission Line. The Liberty Loan has an interest rate of 8% per annum and an establishment fee and the amounts paid to Liberty in respect of these obligations and the subsequent amendments made to the Liberty Loan are discussed under the “Corporate activities-Convertible debt” heading. The Company entered into this related party transaction because alternate sources of financing were unavailable at the time due to the short time period that Company had to fund the first security deposit that is required by NLH.

HBIS International Holding (Canada) Co., Ltd (“HBIS”): HBIS is a subsidiary of Hebei, a significant shareholder of the Company. Under the terms of the definitive agreements governing the strategic partnership between Hebei, HBIS and the Company, HBIS has the right to appoint two people to the management of the Kami LP. HBIS has nominated two individuals to act as Vice President, Finance & Procurement (China) and Vice President, Strategy & Development. These individuals provide management services to the Kami LP in these roles and HBIS is paid a fee for the provision of these individuals to provide these services. The fees for these services are consistent with the Company’s compensation policies for other management personnel.

Transactions entered into with related parties other than key management personnel and the Liberty Loan discussed under the “Corporative activities-Convertible debt” heading include the following:

	Three-months ended March 31,
	2015	2014
	$	$
King & Bay	197,479	382,453
HBIS	80,004	80,004
Cassels Brock & Blackwell LLP*	-	435,254
	277,483	897,711

*no longer a related party in 2015

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All services were made on terms equivalent to those that prevail with arm’s length transactions.

Commitments and contingencies

In connection with the 2010 purchase from Altius Resources Inc. (“Altius”) of the Kami Property, Alderon committed to paying Altius a 3% gross royalty on iron ore concentrate that is generated from the Kami Project.

In connection with the Strategic Investment, Hebei agreed to purchase, upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the Platts Iron Ore Index (“Platts Price”), including additional quoted premium for iron content greater than 62%, less a discount equal to 5% of such quoted price. Hebei also will have the option to purchase additional tonnages at a price equal to the Platts Price, without any such discount

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

On July 29, 2014, The Kami LP entered into an off-take agreement (the “Glencore Agreement”) with a subsidiary of Glencore plc (“Glencore”), with respect to an off-take transaction pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei. Under the terms of the Glencore Agreement, Glencore will be obligated to purchase upon the commencement of commercial production, 40% of the actual annual production from the Kami Project up to a maximum of 3.2 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The term of the Glencore Agreement will continue until Kami LP has delivered 48.0 million tonnes of iron ore concentrate to Glencore, which is expected to be 15 years after the commencement of commercial production. The market price paid by Glencore will be based on the Platts Price, including additional quoted premium for iron content greater than 62%, less a discount equal to 2% of such quoted price.

As discussed above, as part of Alderon’s strategy to source the long-lead mining and processing equipment in sufficient time to adhere to the Kami Project’s schedule, the Company has negotiated contracts with suppliers in relation to the purchase of equipment. As at March 31, 2015, payments of $31.1 million remain to be paid on the equipment for contracts entered into and approximately $30.9 million of this amount is contingent on confirmation by the Company of notice to proceed with fabrication of this equipment, as noted above under the heading “Infrastructure-Site infrastructure and equipment”.

Including the commitments and contractual obligations discussed above, the Company has the following known commitments as at March 31, 2015:

		Payments due in:
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	$	$	$	$	$
Equipment	31,100,000(1)	8,100,000	23,000,000	-	-
Convertible debt (2)	30,450,000	985,000	3,800,000	25,665,000	-
Operating lease obligations	600,000	410,000	190,000	-	-
Totals	62,150,000	9,495,000	26,990,000	25,665,000	-

(1)	Approximately $30.9 million of this amount is contingent on confirmation by the Company of notice to proceed with fabrication of this equipment.
(2)
The convertible debt is convertible as of February 23, 2015. The principal amount and any accrued but unpaid interest, become convertible at Liberty’s option into the Company’s common shares at a conversion price equal to $2.376 per common share.

As noted above under the heading “Infrastructure- Power supply”, under the terms of the NLH Security Agreement, the Company has provided $21.0 million in security deposits to NLH and has agreed to provide an additional $44.0 million in security deposits in the future. At this point, the Company does not know the timing of these security deposits.

Off-balance sheet arrangements

As of March 31, 2015, we did not have any off-balance sheet arrangements.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Significant accounting policies and critical estimates and judgments

Significant accounting policies

A complete summary of our significant accounting policies is provided in note 2 to our consolidated financial statements as of December 31, 2014 and 2013 and for the three year period ended December 31, 2014.

Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates about and apply assumptions to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, expenses and related disclosures. Assumptions and estimates are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions and estimates in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment. The significant judgments made by the Company in applying accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as of December 31, 2014 and 2013 and for the three year period ended December 31, 2014. Please refer to the Company’s annual Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014.

Capital disclosures

The Company’s objective in managing capital, consisting of equity, with cash being its primary component, is to ensure sufficient liquidity to fund: development and other Kami Project activities; general and administrative expenses; working capital; and capital expenditures.

Management regularly monitors the Company’s capital structure and makes adjustments thereto based on funds available to the Company for the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management, but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the development stage, and the Company does not generate any revenue. Accordingly, the Company is dependent upon sources of external financing to fund both the Kami Project and its other costs. While the Company endeavours to minimize dilution to its shareholders, management has in the past engaged in dilutive financial transactions, such as private placements, and may engage in dilutive arrangements in the future.

The Company’s policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s Kami Project. Although the Company is not subject to any capital requirements imposed

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

by any regulators or by any other external source, Alderon has provided confirmation to Hebei with respect to the use of the Initial Investment proceeds.

Financial instruments and risk management

At March 31, 2015, our financial instruments are comprised of cash, restricted short-term investments, receivables, payables and accrued liabilities, amounts due to related parties and convertible debt.

The carrying values of the Company’s cash, restricted short-term investments, receivables, payables and accrued liabilities and amounts due to related parties approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market. The determination of fair value of the convertible debt as at March 31, 2015 is based on a discounted cash flow model using the current market interest rate that the Company could have obtained for a similar secured loan without a conversion option.

The fair values of the Company’s financial assets and liabilities, together with the carrying values included in the balance sheet, as of March 31, 2015 are presented below.

March 31, 2015	Carrying value	Fair value
	$	$
Financial assets
Cash	17,608,035	17,608,035
Restricted short-term investments	21,967,011	21,967,011
Receivables	261,974	261,974
Financial liabilities
Payables and accrued liabilities	(8,976,807)	(8,976,807)
Due to related parties	(569,642)	(569,642)
Convertible debt, including interest payable	(19,476,886)	(17,645,612)
	10,813,685	12,644,959

As noted above under the heading “Corporative activities-Letters of credit”, restricted short-term investments represent short-term investments deposited with the Company’s bank to guarantee letters of credit issued in the course of the Company’s development activities. In order to issue the restricted short-term investments, the Company issued convertible debt, as discussed above under the “Corporate activities-Convertible debt” heading.

We are exposed in varying degrees to certain risks arising from financial instruments, as discussed below.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As discussed above, our capital management objectives include working to ensure that we have sufficient liquidity to fund Company activities that are directly and indirectly related to the advancement of the Kami Project.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

The Company endeavours to ensure that it will have sufficient liquidity in order to meet short- to medium-term business requirements and all financial obligations as those obligations become due. Historically, sufficient liquidity has been provided predominantly through external financing initiatives, including strategic, traditional and flow-through private placements to investors and institutions. Alderon is actively engaged in discussions to raise the necessary capital to meet its funding requirements for the Kami Project, including debt and equity. The Company will continue to rely upon sources of external financing in future periods until such time as commercial production commences, notwithstanding the Company’s successful capital-raising activities prior to March 31, 2015, as discussed above under the “Corporate activities” section of this MD&A.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s receivables consist primarily of sales tax credits, which are due from Canadian federal and provincial tax agencies. Additionally, the Company’s cash and cash equivalents and restricted short-term investments are held in deposit at high-credit quality Canadian financial institutions. As a result, management considers the risk of non-performance related to accounts receivable and cash and cash equivalents and restricted short-term investments to be minimal.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Fluctuations of market interest rates have little impact on the Company’s financial results since the Company does not have variable rate debt at March 31, 2015. Changes in market interest rates do not have an impact on interest expense related to the Liberty Loan because the rate of the Liberty Loan is fixed.

Risk factors

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. A comprehensive list of risk factors relating to our business is provided under the heading, “Risk factors”, in the Company’s Annual report for the year ended December 31, 2014, which is available on SEDAR, at www.sedar.com. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

Alderon depends on a single mineral project.

The Kami Property accounts for all of Alderon's mineral resources and mineral reserves and exclusively represents the current potential for the future generation of revenue. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate and few properties that are explored are ultimately developed into producing mines. Any adverse development affecting the Kami Property will have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

The successful start of mining operations at, and the development of, the Kami Project into a commercially viable mine cannot be assured.

Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond Alderon’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic.

There are numerous activities that need to be completed in order to successfully commence development and production at the Kami Project, including, without limitation: optimizing the mine plan; recruiting and training personnel; having available funds to finance construction and development activities; avoiding potential increases in costs; negotiating contracts for railway transportation, port loading and handling and for the sale of iron ore; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that we will be able to successfully complete these activities, since most of these activities require significant lead times, and we will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, at the Kami Project and would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that Alderon will be able to complete development of the Kami Project at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on our business, prospects, financial position, results of operations and cash flows.

There is no assurance that Alderon will ever achieve production or that the Company will ever be profitable if production is achieved.

Alderon currently relies on only two customers for 100% of its expected iron ore concentrate production.

Alderon currently relies on two significant customers for 100% of the Alderon expected output of 8 Mt of iron ore concentrate annually once the commencement of commercial production occurs. Alderon has entered into the Off-Take Agreement with Hebei, a related party who owns 25% of The Kami LP and 19.9% of the Company’s common shares. As part of this agreement, upon the commencement of commercial production, Hebei is obligated to purchase 60% of the actual annual production from the Kami Property, up to a maximum of 4.8 Mt of the first 8.0 Mt of iron ore concentrate produced annually at the Kami Property. In addition, the Company entered into the Glencore Agreement with respect to an off-take transaction pursuant to which Glencore will acquire all of actual annual production from the Kami Project that has not been allocated to Hebei. As noted above, Glencore will be obligated to purchase upon the commencement of commercial production, 40% of the actual annual production from the Kami Project up to a maximum of 3.2 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project.

As a result of reliance on these two customers for the entirety of Alderon’s iron ore production, Alderon could be subject to adverse consequences if Hebei or Glencore breach their purchase commitments.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Titles and other rights to the Kami Property cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

Alderon cannot guarantee that title to the Kami Property will not be challenged. Alderon may not have, or may not be able to obtain, all necessary surface rights to develop the Kami Property. Title insurance generally is not available for mineral properties, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions comprising the Kami Property may be severely constrained. The Kami Property may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful challenge to the precise area and location of these claims could result in our being unable to operate on all or part of the Kami Property as permitted or being unable to enforce our rights with respect to all or part of the Kami Property. This could result in Alderon not being compensated for its prior expenditures relating to the property. In addition, Alderon's ability to continue to explore and develop the property may be subject to agreements with other third parties including agreements with aboriginal groups. For instance, Alderon has concluded agreements with the Innu Nation of Labrador and the NunatuKavut pursuant to which these groups will provide their support for the Kami Project in return for certain benefits.

Alderon needs to enter into contracts with external service providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine at the Kami Project, we will need to negotiate and conclude various agreements with external service providers for rail transportation and port loading and handling, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine on the Kami Project unviable.

Alderon's activities are subject to environmental laws and regulations that may increase Alderon's costs of doing business and restrict the Company’s operations.

All of our exploration, potential development and production activities in Canada are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of Alderon and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect our business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Alderon may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth.

We are dependent on the services of key executives, including our Executive Chairman, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing Alderon's interests and the advancement of the Kami Property and on identifying new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees, on a timely basis or at all, required for the development of our activities may have a material adverse effect on our business or future operations.

We also anticipate that, as we bring the Kami Project into production and, where appropriate, acquire additional mineral rights, we will experience significant growth in our operations. We expect this growth to create new positions and responsibilities for management and technical personnel and to increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and effectively attract and retain additional qualified personnel to manage our anticipated growth. The failure to attract such qualified personnel to manage growth would have a material adverse effect on our business, financial position, results of operations and cash flows.

The Company does not have financial resources sufficient to cover all of its commitments for the coming year, therefore, material uncertainties exist that cast substantial doubt upon the Company's ability to continue as a going concern.

Alderon currently has limited financial resources, no cash inflows from production and negative operating cash flows. Although Alderon has completed the engineering work required to commence construction at the Kami Project, the commencement of construction of the Kami Project is subject to the completion of the Company’s financing plan.

The Company does not have financial resources sufficient to cover all of its commitments for the coming year and must secure sufficient funding to meet its existing commitments. In addition, further development and exploration of the Kami Property depends upon Alderon's ability to obtain financing through strategic partnerships, equity or debt financings, production-sharing arrangements or other dilutive or non-dilutive means. There is no assurance that Alderon will be successful in obtaining required financing on acceptable terms, or at all. If Alderon is unable to obtain additional financing it may consider other options, such as (i) selling assets, (ii) selling equity, or (iii) selling interests in the Kami Property. If Alderon raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interest of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price of Alderon's common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in earnings per share. Failure to obtain additional financing could result in an indefinite postponement of further exploration and development of the Kami Property and will have a material adverse effect on Alderon's business, prospects, financial position, results of operations and cash flows.

Alderon is pursuing a financing strategy for the Kami Project that includes obtaining the Senior Debt Facility to complete the construction and start-up of the Kami Project. The completion of the financing plan has taken longer than anticipated. There can be no assurance that Alderon will receive commitments from lenders for the Senior Debt Facility or that Alderon will be able to negotiate binding agreements with respect to the Senior Debt Facility.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

There can be no assurance that the Company will successfully conclude the Senior Debt Facility or any of its financing strategy. These conditions and events indicate material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. The failure of Alderon to enter into the Senior Debt Facility on reasonable terms, or at all, could delay construction and start-up of the Kami Project. The Company may be unable to continue its operations, which would have a material adverse effect on Alderon's business, financial position, results of operations and cash flows.

If the going concern assumption were not appropriate, adjustments to the carrying value of assets and liabilities, reported expenses and consolidated statement of financial position classifications would be necessary. Such adjustments could be material.

Alderon has a history of losses and expects to incur losses for the foreseeable future.

Alderon has incurred losses since its inception and expects to incur losses for the foreseeable future. We expect to continue to incur losses unless and until such time as the Kami Project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Kami Project will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond our control. There can be no assurance that Alderon will ever achieve profitability.

Our securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in our share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of our common shares will be affected by such volatility.

Internal control over financial reporting

During the three-month period ended March 31, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information

Additional information relating to the Company, including the Company’s Annual Report for the year ended December 31, 2014 is available on SEDAR at www.sedar.com.

(A Development-Stage Company)
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three-month period ended March 31, 2015

Approval

The Board of Directors of Alderon Iron Ore Corp. has approved the information and disclosures contained in this MD&A.